UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 27, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Playboy Enterprises, Inc.

File No. 001-14790 - CF#22435

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Playboy Enterprises, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information excluded from the Exhibits to a Form 10-Q filed on August 8, 2008, as amended on February 20, 2009.

Based on representations by Playboy Enterprises, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through September 15, 2017
Exhibit 10.2	through April 1, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kathleen Krebs
Special Counsel